FEDERAL INSURANCE COMPANY
Endorsement No.: 8
Bond Number: 81951600

NAME OF ASSURED: OPTIQUE CAPITAL MANAGEMENT INC

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD:	from	12:01 a.m. on	March 1, 2008
	to	12:01 a.m. on	November 30, 2009

This Endorsement applies to loss discovered after 12:01 a.m. on March 31, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 30, 2009

ICAP Bond
Form 17-02-5032 (Ed. 11-02)

FEDERAL INSURANCE COMPANY
Endorsement No.: 9
Bond Number: 81951600

NAME OF ASSURED: OPTIQUE CAPITAL MANAGEMENT INC

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 2 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on March 31, 2009.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 30, 2009

ICAP Bond
Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY

Endorsement No. 10

Bond Number: 81951600

NAME OF ASSURED: OPTIQUE CAPITAL MANAGEMENT INC

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any
Investment Company.

		SINGLE LOSS	DEDUCTIBLE
INSURING CLAUSE		LIMIT OF LIABILITY	AMOUNT
1.	Employee	$ 300,000	$ 0
2.	On Premises	$ 300,000	$ 5,000
3.	In Transit	$ 300,000	$ 5,000
4.	Forgery or Alteration	$ 300,000	$ 5,000
5.	Extended Forgery	$ 300,000	$ 5,000
6.	Counterfeit Money	$ 300,000	$ 5,000
7.	Threats to Person	$ 300,000	$ 5,000
8.	Computer System	$ 300,000	$ 5,000
9.	Voice Initiated Funds Transfer Instruction	$ 300,000	$ 5,000
10.	Uncollectible Items of Deposit	$ 300,000	$ 5,000
11.	Audit Expense	$ 50,000	$ 5,000
12.	Telefacsimile Insuring Clause	$ 300,000	$ 5,000

This Endorsement applies to loss discovered after 12:01 a.m. on March 31, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 30, 2009

ICAP Bond
Form 17-02-1582 (Ed. 5-98)	Page 1

FEDERAL INSURANCE COMPANY

Endorsement No.: 11

Bond Number: 81951600

NAME OF ASSURED: OPTIQUE CAPITAL MANAGEMENT INC

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.	BOND PERIOD:	from 12:01 a.m. on	March 1, 2008
		to 12:01 a.m. on	December 31, 2009

This Endorsement applies to loss discovered after 12:01 a.m. on November 30, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 25, 2009	By
Authorized Representative

ICAP Bond
Form 17-02-5032 (Ed. 11-02)